Exhibit 99.1

Nano Labs Launches “NBNB Program” to Advance RWA Infrastructure and
Compliance Ecosystem on BNB Chain

HONG KONG, Nov. 26, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced the launch of its new Real World Assets (“RWA”) strategic initiative: the Next Big BNB Program (the “NBNB Program”). This program aims to develop a comprehensive RWA infrastructure and compliance ecosystem on BNB Chain, spanning asset classes such as equities, bonds, new energy and real estate. Its mission is to help build a next-generation financial system that seamlessly connects the real economy with the on-chain world.

Under the NBNB Program, Nano Labs will focus on:

●	RWA Infrastructure & Compliance Framework Development: Delivering foundational support for asset tokenization, custody, auditing, rating and regulatory compliance frameworks;

●	Ecosystem Incubation & Integration: Accelerating the incubation of innovative RWA projects that prioritize compliance, transparency and security, strengthening the bridge between the real-world and the blockchain economies.

Mr. Jianping Kong, Chairman and CEO of Nano Labs, said: “Nano Labs will work closely with BNB Chain to build an open, diverse, compliant and highly transparent RWA ecosystem, driving the next growth cycle of Web3.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com